Titan Medical Announces Marketed Offering of Units

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, March 06, 2018 -- Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (OTCQB:TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces today that it has filed and been receipted for a preliminary short form prospectus (the “Preliminary Prospectus”) with securities regulators in the provinces of Ontario, British Columbia and Alberta in connection with a proposed marketed offering of units (the “Units”) of the Company (the “Offering”). Each Unit will be comprised of one common share of the Company and one common share purchase warrant (a “Warrant”). The Offering will be undertaken on a “best efforts” agency basis.

The number of Units to be distributed, the price of each Unit, the minimum and maximum size of the Offering, and the exercise price and term of each Warrant will be determined by negotiation between the Company and the Agent (as defined herein) in the context of the market with final terms to be determined at the time of pricing. Bloom Burton Securities Inc. (the “Agent”) is the sole agent for the Offering. The Units may also be offered for sale in the United States through United States registered broker-dealers on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and applicable state laws.

The Offering is subject to a number of customary conditions, including, without limitation, receipt of all regulatory and stock exchange approvals. The net proceeds of the Offering will be used to fund continued development work in connection with the Company’s SPORT Surgical System, as well as for working capital and other general corporate purposes. Further details are disclosed in the Preliminary Prospectus, available at www.sedar.com.

About Titan

Titan is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including with respect to the use of the net proceeds of the Offering, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

U.S. Securities Law Caution

The securities described herein have not been, and will not be, registered under the U.S. Securities Act, or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons”, as such term is defined in Regulation S promulgated under the U.S. Securities Act (“U.S. Persons”), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

Contact Information

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com

or

Bruce Voss
(310) 691-7100
bvoss@lhai.com